# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: RenovoRx, Inc., CIK 0001574094
CUSIP: 75989R107
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2570 West El Camino Real, Suite 640, Mountain View, California (CA), 94040
Date of event which requires filing of this statement: 09/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000885725

## Reporting persons
- BOSTON SCIENTIFIC CORP: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: RenovoRx, Inc.
Address of issuer's principal executive offices: 2570 West El Camino Real, Suite 640, Mountain View, CA 94040

## Item 2. Person Filing
Name of person filing: Boston Scientific Corporation
Address of principal business office or, if none, residence: 300 Boston Scientific Way, Marlborough, MA 01752
Citizenship: Delaware

## Item 4. Ownership
Amount beneficially owned:
0

This Amendment No. 1 (this "Amendment") amends in its entirety the statement on Schedule 13G originally filed on February 10, 2022 by Boston Scientific Corporation (the "Reporting Person"). In August 2026, the Reporting Person sold 543,971 shares of common stock, $0.0001 par value, of RenovoRx, Inc. (the "Issuer"). This Amendment is being filed to disclose that as of September 30, 2026, the Reporting Person has ceased to be the beneficial owner of more than 5% of the outstanding shares of common stock of the Issuer. This Amendment is the final amendment to the Schedule 13G and constitutes an exit filing for the Reporting Person.
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- BOSTON SCIENTIFIC CORP: /s/ Susan Thompson, Vice President, Chief Corporate Counsel and Assistant Secretary (11/06/2026)